July 7, 2025

David Wyshner
Chief Financial Officer
Kyndryl Holdings, Inc.
One Vanderbilt Avenue, 15th Floor
New Yor, New York 10017

       Re: Kyndryl Holdings, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           File No. 001-40853
Dear David Wyshner:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results
Costs and Expenses, page 35

1. We note you refer to several factors impacting period-over-period change in your operating expenses. For example, you state the decrease in cost of services was due to lower depreciation expense, increased operating efficiencies, higher margins on recent signings and a vendor credit. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to describe the contribution of each factor in quantified terms. Refer to Item 303(b) of Regulation S-K. Other Information, page 40

2. We note that management uses signings as a tool to monitor the performance of the business including your ability to attract new customers and sell additional scope into your existing customer base. We further note from your risk factor disclosure on page
       14 that your revenues may be impacted by your ability to attract new customers, retain
 July 7, 2025
Page 2

       existing customers and sell additional services with greater gross margins. Please tell us your consideration to provide a quantified discussion of the impact of new versus existing customers on your signings. We refer you to the revised disclosures provided in response to comment 5 of our September 17, 2021 letter. Alternatively, tell us what measures management uses to monitor your ability to attract new customers and retain existing customers, and revise to include a quantified discussion of such measures for each period presented. Refer to SEC Release No. 33-10751.
3. We note the company has taken actions to reduce unprofitable and low-margin components of your customer relationships. We also note the references in your earnings call and investor presentation to pre-spin low margin signings compared to post-spin higher margin signings. Please tell us your consideration to include a quantified discussion of the impact of pre- and post-spin signings on each of your segment's revenue and results of operations.
4. We note you present and discuss gross profit book-to-bill in your earnings call for the quarter ended March 31, 2025 and in the related Fourth Quarter 2025 Earnings
       Presentation. In addition, you state in the investor presentation that management uses book-to-bill and gross profit book-to-bill as tools to monitor the performance of the business including the business' ability to attract new customers and sell additional scope into your existing customer base. Please tell us how projected gross profit on signings for the trailing twelve months, which is used in your calculation of projected gross profit book-to-bill, is calculated. Also, clarify whether the actual gross profit used in such calculation agrees to revenue less cost of services as provided in your income statement or explain how such amount is determined. In addition, tell us whether these are key performance measures used in managing your business and if so, how you considered including a quantified discussion of these metrics for each period presented in your periodic filings.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Edward Sebold